parmalat

Office of ... ce
Division ...
Securities ...
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07021061

SUPPL

Collecchio, February 6, 2007

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

PROCESSED
FEB 1 6 2007
THOMSON FINANCIAL

Enclosures

2/16

parmalat

PRESS RELEASE

THE BOARD OF DIRECTORS APPROVES THE PRELIMINARY DATA AT DECEMBER 31, 2006

- *NET REVENUES RISE TO 3,853.71 million euros (+4.7%)*
- *CONSOLIDATED EBITDA INCREASE (+27.4%)*
- *NET INDEBTEDNESS DECREASES (-58.9%)*
- *FURTHER GAINS IN IMPROVING THE PRODUCT MIX (FUNCTIONAL MILK)*
- *CONTINUED SUCCESSFUL IMPLEMENTATION OF PROGRAMS TO OPTIMIZE PROCUREMENT COST PROCESSES AND REGAIN MANUFACTURING AND ORGANIZATIONAL EFFICIENCY*

Main consolidated financial data

(in millions of euros)	31/12/05 Pro-forma	31/12/05 (Pro-Forma reclassified)	31/12/06 (preliminary)	% Change
Net revenues	**3,876.26**	**3,680.98**	**3,853.71**	**+4.7%**
EBITDA	**278.09**	**278.09**	**354.44**	**+27.4%**
Net indebtedness	**(369.3)**	**(369.3)**	**(151.7)**	**(58.9%)**

Parmalat S.p.A. announces that its Board of Directors, meeting today under the chairmanship of Ferdinando Superti Furga, approved the preliminary data at December 31, 2006, which show further gains in the Group's operating performance and a marked improvement in its net financial position.

Parmalat Group

In October 2006, the Group changed the criteria it uses to classify promotions and discounts, making them consistent with best industry practices. This change resulted in the reclassification of trade promotions as a deduction from revenues, in the same manner as discounts.
Consequently, in order to allow the comparison of homogeneous data, the 2006 amounts and the 2005 pro forma reclassified amounts have been computed in accordance with the new criteria.

In 2006, **consolidated net revenues** increased to 3,853.71 million euros, or 4.7% more than the 3,680.98 million euros reported at December 31, 2005.

EBITDA was up 27.4%, rising to 354.44 million euros (278.09 million euros at December 31, 2005), equal to 9.2% of revenues (7.6% in 2005).
These improvements reflect a favorable shift in the sales mix, the implementation of measures to increase manufacturing and distribution efficiency and a positive change in foreign exchange rates. Specifically, changes in exchange rates boosted revenues by 32.31 million euros (+0.9%) and EBITDA by 1.74 million euros (+0.6%). A decrease in writedowns of current assets and other provisions also contributed to the EBITDA increase (34.8 million euros in 2005 and 6.7 million euros in 2006).

A breakdown of revenues and EBITDA by geographic region is provided below:

	2005 Pro Forma					2006 Preliminary				
	Net Revenues					Net Revenues				
(in millions of euros)	Net revenues	Restat. for new classif. criteria	Restated net revenues	EBITDA	*EBITDA as a % of revenues*	Net revenues	Restat. for new classif. criteria	Restated net revenues	EBITDA	*EBITDA as a % of revenues*
Italy	1,147.70	(156.25)	991.45	72.12	*7.3*	1,141.89	(171.42)	970.47	105.09	*10.8*
Canada	1,338.11	(1.78)	1,336.34	104.95	*7.9*	1,382.21	(1.46)	1,380.75	123.33	*8.9*
Australia ***	425.14	(14.98)	410.15	39.59	*9.7*	433.36	(17.14)	416.22	39.26	*9.4*
Africa (consolidated data)	328.31	(3.57)	324.74	38.52	*11.9*	361.93	(4.68)	357.26	40.31	*11.3*
Spain	207.67	(7.29)	200.38	10.06	*5.0*	190.17	(6.86)	183.31	2.09	*1.1*
Portugal	67.79	(5.65)	62.14	8.13	*13.1*	81.49	(17.57)	63.93	7.93	*12.4*
Russia	41.80	(0.35)	41.45	5.93	*14.3*	57.80	(0.47)	57.33	10.24	*17.9*
Romania	10.67	(0.36)	10.31	2.96	*28.7*	12.10	(0.42)	11.68	1.80	*15.4*
Nicaragua	25.66		25.66	(0.35)	*(1.4)*	25.85		25.85	3.52	*13.6*
Cuba	1.30		1.30	(0.19)	*(14.6)*	3.59		3.59	1.02	*28.5*
Venezuela	152.85	(3.93)	148.92	10.00	*6.7*	199.02	(4.48)	194.54	27.70	*14.2*
Ecuador **	0.01		0.01	(1.05)	*n.m.*	3.25	(0.00)	3.25	(0.34)	*n.m.*
Colombia	102.11	(1.11)	100.99	10.55	*10.5*	110.92	(1.28)	109.64	11.63	*10.6*
Other *	27.15	0.00	27.15	(23.14)	*(85.2)*	75.89	0.00	75.89	(19.14)	*n.m.*
Total for the Group	**3,876.26**	**(195.28)**	**3,680.98**	**278.09**	**7.6**	**4,079.49**	**(225.78)**	**3,853.71**	**354.44**	**9.2**

** Other: Changes in scope of consolidation (Boschi, Newlat, Carnini), holding companies and eliminations.*
*** Ecuador: The local subsidiary restarted operation in 2006.*
**** Australia: The result of the Australian joint venture, which contributed 2.63 million euros, was classified below the EBITDA line in 2006 and above the EBITDA line in 2005.*

An overview of the performance of the Group's operations in the main countries is provided below:

In **Italy,** consolidated revenues totaled 970.47 million euros, or 2.1% less than the 991.45 million euros booked in 2005. These amounts do not include the revenues generated by the subsidiaries Boschi (included in the scope of consolidation in July 2006) and Newlat and Carnini (included in the third quarter).
EBITDA increased to 105.09 million euros, or 32.96 million euros more than the 72.12 million euros earned in 2005.
At December 31, 2006, the return on sales was 10.8%, up from 7.3% in 2005.
Positive results in all of the main business segments (particularly in the area of functional milks), strong sales of fruit-based beverages (which benefited from an upward trend in the closing months of the year) and efficiency gains at the manufacturing and organizational levels account for this improvement.

In **Canada,** 2005 consolidated revenues totaled 1,380.75 million euros, or 3.3% more than the 1,336.34 million euros reported at December 31, 2005.
EBITDA increased to 123.33 million euros, up 18.38 million euros compared with the 104.95 million euros earned in 2005. The ratio of EBITDA to net revenues improved from 7.9% to 8.9%.

This positive performance, which was achieved despite a decrease in the number of days available for deliveries and billing (one week less in 2006 compared with 2005), was made possible by an improvement in the product mix, a streamlining of the operating processes and a favorable change in foreign exchange rates.

In **Australia,** consolidated revenues increased to 416.22 million euros, for a gain of 1.5% compared with the 410.15 million euros booked in 2005.
At 39.26 million euros, EBITDA were slightly less than the amount reported in 2005 (39.59 million euros). The return on sales was also down, falling to 9.4% (9.7% in 2005).
The performance of the Australian operations was affected by a decrease in the number of days available for deliveries and billing (one week less in 2006 compared with 2005), the different classification of the results and by the sale of the investment held in the Norco joint venture. Following this sale, the Australian subsidiary established its own marketing and distribution network in those geographical areas previously covered by the joint venture.

In **Africa,** consolidated revenues continued to grow, rising from 324.74 million euros in 2005 to 357.26 million euros in 2006 (+10.0%). EBITDA improved from 38.52 million euros to 40.31 million euros (+1.79%), but the return on sales contracted from 11.9% to 11.3% (-0.6 percentage points).
The data show an improvement that reflects the favorable trend of the local economy and higher sales of cheese, UHT milk and yogurt, and also a success of major promotional and advertising campaigns. This improvement has been partially annulled by an unfavorable shift in the rand/euro exchange rate.

At December 31, 2006, the Group's **net indebtedness** amounted to 151.7 million euros, a significant reduction (-58.9%) from the 369.3 million euros owed at the beginning of the year. The balance at December 31, 2006 includes the net financial position of the Venezuelan operations (169.3 million euros) but does not reflect the proceeds generated by the settlement with BNL (112 million euros), which was reached on December 29, 2006 and booked on January 5, 2007.

Factors that had a positive impact on the level of net indebtedness include the following: disposals of tangible assets, trademarks and investments in joint ventures, which generated proceeds of 141.6 million euros; the BPI settlement with SATA (44.5 million euros, 23.9 million euros of which were attributable to Parmalat S.p.A.); and the impact of changes in foreign exchange rates (53.5 million euros).
On the other hand, contributing to net indebtedness were: payments of preferential and prededuction claims (62.4 million euros), costs related to the extraordinary administration proceedings (15.8 million euros), expenses incurred to pursue legal actions (46.9 million euros), net financial expenses (62.0 million euros) and consolidation of the indebtedness owed by Boschi, Newlat and Carnini (28.8 million euros).

The cash flow generated by the Group's operations and by extraordinary transactions enabled the Company to pay down debt at a faster rate than originally anticipated. Under the new contracts that were signed when financing was renegotiated, no penalties are due for early repayment.

PARMALAT S.p.A.

Net revenues totaled 840.53 million euros, down slightly (-2.6%) from the 863.08 million euros reported at December 31, 2005.

EBITDA increased to 68.23 million euros, or 26.53 million euros more than the 41.70 million euros earned in 2005. The ratio of EBITDA to net revenues was 8.1%, a gain of 3.3 percentage points over 2005 (4.8%).

The Company's **net financial assets** totaled 341.4 million euros, up from 324.5 million euros at December 31, 2005. This improvement reflects the contribution of a positive cash flow from operations and the net positive impact of non-recurring transactions.

*****

Presentation to Investors

The preliminary data at December 31, 2006 will be presented to the financial community by way of a conference call that will be held today at 4:00 PM Central European Time (3:00 PM Greenwich Mean Time). The presentation can be followed in audioconferencing mode by calling the number +44 (0) 20 7162 0025. The event password is: # Parmalat #.

The relevant presentation is also available online at: www.parmalat.net.

Parmalat S.p.A.

Collecchio, February 2, 2007

Corporate contact: affari.societari@parmalat.net

parmalat

Banca Popolare di Milano

Press Release

Parmalat settlement with BPM Group

Parmalat S.p.A. and BPM communicates that on 2 February 2007 a settlement agreement was reached in relation to revocatory actions brought by Parmalat against BPM and Cassa di Risparmio di Alessandria, to an action for damages brought by Parmalat against Banca Akros, as well as in relation to Banca Akros' opposition to Parmalat's list of creditors. All of the above has been settled in the form of two contracts structured as follows:

1st Contract:

BPM, also on behalf of Cassa di Risparmio di Alessandria, has agreed to pay Parmalat a total of €25 million in relation to revocatory actions brought by Parmalat, also adjusted by €34 million in relation to transactions that were subsequently found not to have been honoured. Further, BPM and Cassa di Risparmio di Alessandria have renounced their right to be included in Parmalat's list of creditors for an equivalent of the amount repaid under the settlement of revocatory actions and have also forgone the possibility of requesting any future admission to the list of creditors of Parmalat and of other companies in the Parmalat Group.

2nd Contract:

Banca Akros has agreed to forego its opposition to Parmalat's list of creditors in return for Parmalat ceasing to pursue its action for damages against Banca Akros. This settlement covers only Banca Akros' alleged share of responsibility for the transactions that are subject to Parmalat's action for damages.

Both Parmalat and BPM express their satisfaction at the reaching of the agreement.

Milano, February 2, 2007

Parmalat Spa

affari.societari@parmalat.net

BPM Banca Popolare di Milano

Servizio Comnicazione Stampa e PR
Anna Lisa Presicce
annalisa.presicce@bpm.it
tel. 02 7700 3784
Investor Ralations
Roberto Peronaglio
roberto.giancarlo.peronaglio@bpm.it
tel. 02 7700 2574

parmalat

PRESS RELEASE

Calendar of Corporate Events for 2007

Parmalat SpA communicates the calendar for Board meetings and Shareholder meetings during 2007:

Board meetings

Date	Subject
February 2, 2007	Preliminary data as at December 31, 2006
March 21, 2007	Approval of the 2006 Annual Report (*)
May 11, 2007	Approval of the first Quarterly report for 2007
July 25, 2007	Preliminary data as at June 30, 2007
September 12, 2007	Approval of the 2007 Interim Report (*)
November 14, 2007	Approval of the third Quarterly report for 2007
December 11, 2007	First data of Budget for 2008

Shareholder Meetings

Date	Subject
April 27, 2007 First call for ordinary and extraordinary meeting	Approval of the 2006 Annual Report Share capital increase reserved for the exercise of warrant Fulfilments according to Legislative Decree 303/2006
April 28, 2007 Second call extraordinary meeting	
April 30, 2007 Second call ordinary meeting Third call extraordinary meeting	

(*) The Company intends to avail itself of the exemption from the obligation to publish quarterly reports for the fourth quarter of 2006 and the second quarter of 2007, since the Annual Report for 2006 and the 2007 Interim report will be published, respectively, within 90 days of the end of the fiscal year and 75 days of the end of the first half of the year.

Parmalat S.p.A

Collecchio, January 25th, 2007

Corporate contacts
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Share allotment

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 186.770 euros to 1,641,714,226 euros from 1,641,527,456 euros. The share capital increase is due to the conversion of warrants for 186,770 shares.

In relation to the above, the latest status of the share allotment is as follows:

Number 47,673,685 shares representing approximately 2.9% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 16,124,843 or 1.0% of the share capital, registered in the name of individually identified commercial creditors, are still deposited in the intermediary account of Parmalat S.p.A. centrally managed by Monte Titoli *(compared with* 16,852,397 shares as at 21 December 2006);
- 31,548,842 or 1.9% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
  - -120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
  - -31,428,842 or 1.9% of the share capital that pertain to currently undisclosed creditors (compared with 32,547,753 shares as at 21 December 2006).

Collecchio (Pr), 25 January 2007

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

parmalat

PRESS RELEASE

Citigroup Loses Appeal Against Parmalat

Parmalat S.p.A. communicates that the Superior Court of New Jersey has again rejected Citigroup's motion to dismiss Parmalat's complaint against the bank on the basis of *forum non conveniens* . The ruling confirms previous decisions issued by the same court and by the Appellate Division.

Parmalat S.p.A.

Collecchio, January 23rd, 2007

Corporate contacts
e-mail: affari.societari@parmalat.net

END